CLEAN POWER TECHNOLOGIES INC.
1530 9TH AVE S.E.,
CALGARY, ALBERTA
T2G0T7

April 28, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:              Brian Cascio
Accounting Branch Chief
Division of Corporate Finance
cc:                                Kate Tillan, Assistant Chief Accountant

By Facsimile:

RE:          Clean Power Technologies Inc. (the “Company”)
Form 10-K for fiscal year ended August 31, 2009
Filed November 30, 2009
File No. – 000-51716

Dear Sir and Madam:

Further to your letter of February 24, 2010 in regard to the above noted Company filing, we respond as set forth herein.  Our responses are numbered to correspond to your comments.

Form 10-K for the fiscal Year Ended August 31, 2009
Financial Statements, page F-1

Note 5. Related Party Transactions, page F-19

Comment:

1.
With respect to your convertible debt agreement with Mr. Mitha, please tell us and disclose in future filings the significant terms of the convertible debt.  Please refer to paragraph 470-10-50-5 of FASB ASC.  Please also disclose the total amount of interest recognized in each period relating to the contractual rate of the debt, if any.

Response:

The convertible debt agreement with Mr. Mitha was approved by the Company on September 28, 2006, with initial funds having been advanced under the debenture during the quarter ended February 28, 2007, with terms noted below:

-	the director and/or his assignees may provide funding up to $6 million U.S. dollars ($6,000,000);
-	the convertible debenture is secured by all the assets of the Company;
-	amounts due under the convertible debenture including principal and interest shall be convertible at $0.50 per share and may be convertible in total or in part;
-	the Company shall execute a promissory note for all funds received as at February 28, 2007, and each quarter thereafter for any funds received during that quarter (the “Promissory Notes”);
-	amounts advanced bear interest at 8% per annum which shall accrue and be paid on the maturity date of each Promissory Note. Each note shall mature two (2) years from the date of issue; and
-	the Company may elect to repay the debenture at any time, without penalty, or upon the holder advising of his election to convert the amount owed into common shares.

To date the Company has successfully retired all advances under the debenture either on or prior to, maturity or via conversion notice from the holder.  The Company will include the disclosure set forth above in all future filings.

The Company has also included disclosure as follows in our quarterly report on Form 10-Q for the quarter ended February 28, 2010 filed with the SEC on April 19, 2010.

During the six month period ended February 28, 2010 Mr. Mitha advanced $191,938 (2009- $116,060) for operations under the terms of a convertible debenture approved September 28, 2006 (the "Mitha Convertible Debenture").  As at February 28, 2010, using the guidance provided in ASC 470-20-25, we evaluated the convertible debenture arrangement and concluded that the convertible debenture does not have an embedded beneficial conversion feature.  As such there was no discount applied to the convertible debt. During the six month period ended February 28, 2010, the Company made cash payments to Mr. Mitha to retire $180,666 of the outstanding convertible debenture.

At the close of the fiscal year ended August 31, 2009, Mr. Mitha had advanced a total amount of $550,110 for operations under the terms of the Mitha Convertible Debenture. From receipt of initial loan proceeds in May 2007 and up to and including the period ended May 31, 2009, using the guidance provided in ASC 470-20-25, we evaluated the Mitha Convertible Debenture at each of the respective reporting periods, and in such periods we concluded that the convertible debenture did have an embedded beneficial conversion feature. For each of these reporting periods, these embedded beneficial conversion features were valued separately on the date of  issuance of each of the quarterly promissory notes, and have been recognized as additional paid-in-capital by allocating a portion of the proceeds equal to the intrinsic value of the feature. The intrinsic value is computed at the date of issuance of the promissory note by (1) calculating the difference between the conversion price and the fair value of the common stock (or other securities) into which the security is convertible and then  (2) multiplying the number of shares into which the security is convertible. The resulting discount on the convertible debt is amortized to interest expense using the effective interest method, over the life of the debt instrument. During the quarterly period ended August 31, 2009, using the guidance provided in ASC 470-20-25, we evaluated the convertible debenture arrangement and concluded that the convertible debenture did not have an embedded beneficial conversion feature.  As such there was no discount applied to the convertible debt during the three months ended August 31, 2009.

The carrying value and terms of the aforementioned convertible notes are as follows:

February 28, 2010
Face value due November 30, 2010	$61,491
Face value due February 28, 2011	47,771
Face value due May 31, 2011	143,604
Face value due August 31, 2011	116,578
Face value due November 30, 2011	128,093
Face value due February 28, 2012	63,844
Total Convertible Debt, at face value	561,.381
Less: unamortized discount	(61,894)
Carrying value	$499,487

The Mitha Convertible Debenture bears interest at the rate of 8% per annum.  Any unpaid principal and accrued interest is due and payable 24 months following the issuance date of each quarterly promissory note. Interest expense recorded related to the amortization of debt discount and interest expense at the contractual rate was as follows:

	Three months ended February 28,		Six months ended February 28,		May 12,2006 (Date of inception) to February 28,
	2010	2009	2010	2009	2010

Amortization of debt discount	$14,436	$49,821	$30,695	$95,588	$263,231
Interest at contractual rate	$10,218	$9,949	$20,275	$18,646	$110,729

During the six month period ended February 28, 2010, the Company accrued interest of $20,275 relating to all outstanding promissory notes under the Mitha Convertible Debenture. An amount of $528,384 reflected on the Company’s Balance Sheet as Due to Related Party includes the Carrying Value of $499,487 disclosed above, as well as all accrued interest to February 28, 2010 totaling $28,897.

We will continue to include these expanded disclosures in our future filings.

Comment:

2.	Please tell us how you determined the amount of the beneficial conversion feature on the debt.

Response:

Using the guidance provided in ASC 470-20-25, we evaluate the convertible debenture arrangement upon issuance of each quarterly promissory note in order to determine if the convertible debt has an embedded beneficial conversion feature.  Should we determine there is an embedded beneficial conversion feature, such feature is valued separately at the time of issuance. In this event, the feature is recognized as additional paid-in-capital by allocating a portion of the proceeds equal to the intrinsic value of the feature. The intrinsic value is computed at the date of issuance of the promissory note by (1) calculating the difference between the conversion price and the fair value of the common stock (or other securities) into which the security is convertible and then  (2) multiplying the number of shares into which the security is convertible. The resulting discount on the convertible debt is amortized to interest expense using the effective interest method, over the life of the debt instrument.

Comment:

3.	Please tell us whether the issuance of 850,000 shares of common stock to Mr. Mitha in February of 2009 was pursuant to the original terms of the convertible debt.

Response:

The issuance of 850,000 shares of common stock to Mr. Mitha in February of 2009 was pursuant to the original terms of the convertible debt. Under the convertible debt agreement with Mr. Mitha, the Holder may elect at any time to convert all or a portion of the convertible debt into shares of common stock of the Company, or its successors, with notice of election provided to the Company at the conversion price of $0.50 per share.

Comment:

4.
You disclose on page 30 that if you are unable to pay Mr. Mitha’s salary in cash, then you are required to issue restricted common shares to him at $0.50 per share.  Please tell us how you are accounting for this term of your employment agreement with Mr. Mitha and why, citing the accounting literature you relied upon.

Response:

The terms of the employment agreement with Mr. Mitha provide that in the event that the Company is unable to pay in cash the executive’s base salary or any portion thereof, then within ninety (90) days from the date of the anniversary of the expiration of each year (May 1), the Company may, at the option of the executive, pay such unpaid salary, in whole or in part, in restricted shares of common stock which shall be issued at $0.50 per share.

As at the date of this response, the Company has not received an election from the executive requesting that such unpaid salary or any portion thereof, be paid in restricted shares of common stock.

Therefore, under the guidance provided by ASC Topic 210 we continue to carry the unpaid amounts due to Mr. Mitha as a current liability.   The Company will revise its disclosures in future filings to clarify the terms of the employment agreement as relates to settlement of unpaid salary by the issuance of shares of restricted common stock.

Note 6.  Commitments, page F-19

Comment:

5.
We note that you entered into a collaboration agreement on October 11, 2006.  Under the agreement you issued 4 million shares valued at $400,000.  We note that Doosan can seek cash reimbursement for its development costs of $400,000 and return 3 million of the common shares.  We further note that if you cannot reimburse Doosan, then you may be required to transfer a share of the intellectual property.  Please tell us how you are accounting for this agreement, including the reimbursement terms, and why, citing the literature you considered and relied upon in your accounting.

Response:

The Company entered into a collaboration agreement with Doosan Babcock (formerly Mitsui Babcock) (the “Partner” or “Doosan”) dated October 11, 2006 for the development of a steam accumulator and other related technologies in partnership for use with the Company’s petrol (gas)/steam and diesel/steam hybrid technologies project.  The agreement called for funding of approximately US$400,000 by the Partner.  As consideration for this funding, the Company was required to issue 4,000,000 common shares of the Company under a subscription agreement.

The agreement further provided that within 18 months from the first vehicle being publicly unveiled, the Partner will have the option of either seeking cash reimbursement of its development costs from the Company or retaining the previously issued shares of common stock of the Company.  Should the Partner seek cash reimbursement, then the Partner shall return a total of 3,000,000 shares of common stock to the Company.  Should development costs exceed US$400,000 then the Partner has the option to either receive cash reimbursement of the amount in excess of US$400,000 or to receive additional shares of the Company at a price to be negotiated.  Should the Company be unable to reimburse the Partner on any call for reimbursement as allowed under the collaboration agreement, the Company will transfer an equal share of the intellectual property to the Partner so that the Partner and the Company will own the intellectual property equally.  On June 13, 2007, the Company issued a total of 4,000,000 shares of restricted Common Stock to Doosan Babcock Energy Ltd. pursuant to the terms and conditions of a subscription agreement, received May 21, 2007 (the “Subscription Agreement”). The Subscription Agreement was executed pursuant to the terms and conditions described above.

During the term of the collaboration agreement the Company determined to postpone indefinitely further commercialization of the particular technology for which Doosan and the Company entered into the aforementioned collaboration agreement.  As a result Doosan would incur no further development costs, and therefore, the Company has not recorded any further contingent liability in respect of the transaction.  The term of the agreement was three years and it expired on October 11, 2009. Upon expiry of the agreement, all rights and obligations of the parties thereto terminate without any liability of any party to any other party, provided that the confidentiality provisions contained in Section 10 and non-competition provisions contained in Section 11 survive termination.  Any rights Doosan may have had to seek reimbursement for its share of development costs, or the Company may have had to elect to reimburse the development costs and thereby effect a return of 3,000,000 shares of common stock, are of no further force and effect.  Due to the uncertainty surrounding probably occurrences which would trigger any one of the potential contingent events disclosed above, and the resulting inability to determine any loss contingency, the Company has not applied any further accounting treatment in respect of the above transaction.  The Company has relied on the guidance provided in ASC 450-20 in making the determination that any further loss is remote.

Note 7. Secured Convertible Note Financings, page F-24

Comment:

6.
Please tell us and disclose in future filings how you are accounting for the discount on the debt.  Please disclose the amount of unamortized discount on the debt, the remaining period over which you will amortize the discount, and the total amount of interest recognized in each period relating to the contractual rate and the amortization of the discount.

Response:

The discount on the Secured Convertible Debt is being amortized to interest expense using the effective interest method, over the life of the debt instrument. The unamortized discount related to this financing is as follows:

August 31, 2009
Secured Convertible Notes , at face value	$2,000,000
Less: unamortized discount	(1,757,696)
Carrying value	$242,304

The Secured Convertible Debt bears interest at the rate of 8% per year, payable annually.  The effective interest rate is 21%. Interest expense related to the amortization of debt discount and interest at the contractual rate were as follows:

	Year ended August 31,		May 12,2006 (Date of inception) to August 31, 2009
	2009	2008
Amortization of debt discount	$242,304	$24,231	$766,234
Interest at contractual rate	$160,000	$22,594	$182,594

We paid our annual interest payment of $160,000 on July 09, 2009 resulting in accrued interest of $22,594 as of August 31, 2009.

We have included disclosures in Note 8 of our Quarterly filing for the period ended February 28, 2010 related to our method of amortization and associated amounts and we will continue to include these disclosures in our future filings.

Comment:

7.
Please tell us and disclose in future filings the significant terms of the convertible debt and warrants, including terms related to the conversion price adjustments and the warrants which caused you to classify them as liabilities.  Please refer to paragraph 470-10-50 of FASB ASC.

Response:

The convertible debenture agreement and the warrants provide for anti-dilution protection in the event we sell shares or indexed securities below the stated conversion or exercise price. Upon the adoption of EITF 07-05 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock” on January 1, 2009, financial instruments with anti-dilution protection features are not considered indexed to our Company’s stock for purposes of determining whether they meet the first part of the scope exception in ASC 815-10-15-74.  Accordingly, they do not meet the conditions necessary to obtain equity classification and are required to be carried as derivative liabilities.

The warrants also contain cash redemption features, contingent on the Company being acquired in a cash transaction.  That is, in a transaction involving the consolidation or merger of the Company, the holder may put the warrants to the Company for assets similar to those that the common holders in such transaction would receive. Since the warrant embodies both a call and a put, in accordance with FASC ASC 480, the call is ignored. Under FASB ASC 480, written put options do not constitute equity and are required to be recorded in liabilities. Accordingly, we concluded that the warrants require liability classification.

Other significant terms in the convertible debenture agreement entered into on July 10, 2008 included the following:

Face value	$2,000,000
Inception date	July 10, 2008
Maturity date	Earlier of July 10, 2010 or the date in which the Company completes of one or a Class of related debt or equity financing transactions which raises gross proceeds of $4.5 million (the “Funding”.
Interest rate	8% per year, payable annually in cash or stock at Company’s option
Funding provision	If the Company consummates the Funding, the holder will be paid principal and interest at 120% of amount owed
Conversion price	$0.35
Conversion adjustments	The conversion price is subject to adjustment for : -Traditional anti-dilution events (splits, recapitalizations, dividends) - Full-ratchet anti-dilution for sales below the conversion price

Conversion terms	The note may be converted at the option of the holder, at the earlier of July 10, 2009 or upon effective registration into common stock
Optional redemption	Prior to July 10, 2009, the Company has the option to redeem the note at a premium of 20%
Change in control redemption	Upon a change in control, the holder may require the Company to redeem the note for cash at 110% of amount then due. The Company has the option to satisfy the redemption request in common stock.
Default provisions
• Default in payment of principal or interest
• Default in timely issuance of shares (10 days)
• Cross default with all debenture agreements
• Breach of covenants in Purchase Agreement, Registration rights agreement or convertible debenture agreement which include registration and listing (and maintenance thereof) of our common stock and filing of reports with the Securities and Exchange

Default remedies	Acceleration of principal and default interest (10%)
Registration rights
For six months following the date the note and warrants are no longer outstanding, the Company will cause the common stock to remain registered under the ’34 Act and will comply with all reporting requirements.  Monthly liquidating damages of 1.0% for defaults under this provision.

Security interest	The note is secured by all the common shares, equity securities and intangibles of its wholly owned subsidiary, CPTL-UK and all equipment and general intangibles of the Company.

The warrants issued in conjunction with the July 10, 2008 financing included the following significant terms:

Indexed shares: Investor-Class A Investor- Class B Agent- Class A Agent- Class B	4,285,715 2,857,143 342,857 228,571
Term	5 years
Strike Price: Class A Class B	$0.60 $0.80
Strike adjustments
The strike price is subject to adjustment for :
- Traditional anti-dilution events (splits, recapitalizations, dividends)
- Full-ratchet anti-dilution for sales below the strike price, limited to an adjusted strike price of $0.35.

Exercise limitation
Exercise is available:
- No sooner than July 10, 2009 (the “Restricted Period”) and up to 25% of total Class A and B warrants in the 6 months following the Restricted Period
After the initial 18 months of limitations, the warrants may be exercised without limitation until the expiration date

Exercise methods	Cash or cashless, if there is no effective registration statement
Cash redemption (Investor warrants only)
If the Company is acquired in an all cash transaction, the Company must pay the Holder cash equal to the value of the warrant as determined by the Black-Scholes option pricing formula on the date of the event.

Registration rights
For six months following the date the note and warrants are no longer outstanding, the Company will cause the common stock to remain registered under the ’34 Act and will comply with all reporting requirements.  Monthly liquidating damages of 1.0% for defaults under this provision.

During 2009, we also entered into stock purchase agreements with the following terms:

Date	Type	Indexed Shares	Term	Price

February 10, 2009	Common stock	2,222,222	n/a	$0.45
	Investor Warrants	1,666,667	1 year	$0.60
	Investor Warrants	1,111,111	1 year	$0.85
	Agent Warrants	133,333	1 year	$0.60
	Agent Warrants	88,889	1 year	$0.85

October 2, 2009	Common stock	2,500,000	n/a	$0.20
	Investor Warrants	1,875,000	1 year	$0.27
	Investor Warrants	1,250,000	1 year	$0.38

October 16, 2009	Common stock	1,111,111	n/a	$0.45
	Common stock	2,469,136	n/a	$0.405
	Investor Warrants	833,333	1 year	$0.60
	Investor Warrants	555,555	1 year	$0.85

The warrants issued on February 10, 2009, October 2, 2009 and October 16, 2009 have the following significant terms:

Strike adjustments
The strike price is subject to adjustment for :
- Traditional anti-dilution events (splits, recapitalizations, dividends)
- Sales below the strike price

Adjustment calculation: The Exercise Price will be adjusted (but only if such adjustment results in a lower exercise price) to an amount equal to the amount received or deemed to be received by the Company for one share of Common Stock, multiplied by a fraction, the numerator of which is the stated strike price and the denominator of which is the purchase price per share paid by the Purchaser for the Common Stock related to such Warrants; provided however, that the Exercise Price for the Warrants will not be adjusted to less than $0.45 per share

Exercise methods	Cash or cashless, if there is no effective registration statement
Cash redemption
If the Company is acquired in an all cash transaction, the Company must pay the Holder cash equal to the value of the warrant as determined by the Black-Scholes option pricing formula on the date of the event.

Registration rights
The Company is required to file a registration statement no later than 6 months from inception which includes the shares underlying the warrants. The Company is also required to file a registration statement for any subsequent new filings, no later than 90 days from the subsequent new filing date. Monthly liquidating damages of 1.0% for defaults under this provision.

We have disclosed the significant terms of the convertible debt and warrants in Note 8 of our Quarterly filing for the period ended February 28, 2010 and will continue to disclose this information in our future filings.

Comment:

8.	Please tell us how you considered dilution in your valuation of the warrants and why you believe consideration of the effect of the dilution is appropriate.

Response:

We have considered dilution in our valuation of the warrants by use of the Noreen-Wolfson Option model. This valuation model is an adaption of the Black Scholes Merton valuation model, which includes an additional assumption to incorporate the diluting effect of options, warrants and other convertible financial instruments on the market value of the stock.

In our view, consideration of dilution is necessary for valuation of our warrants because we believe that a market participant would likely consider our capital structure when determining the price to pay for these instruments.  We are a thinly traded stock with significant dilutive instruments in comparison to our total shares outstanding (overhang). Our overhang was over 41% of our total outstanding shares of common stock as of August 31, 2009. Our trading market price only embodies a portion of the effect of this overhang but it does not fully reflect the reduced value that would be assigned to the warrants by a market participant.

FASB ASC 820, Fair Value Measurements and Disclosures, provides that fair value should be measured using a valuation technique which is appropriate in the circumstances and for which sufficient data is available.  In our view, consideration of dilution in the fair value calculation is appropriate under FASB ASC 820 due to our capital structure and trading history and we believe there is sufficient data available in which to measure fair value.  When considering the valuation method to use for our warrants, we noted that there have been multiple studies which support considering dilution when determining fair value.

These studies include:

Noreen and Wolfson performed a study in 19811 in which they determined that warrants and options were similar since they each had a long term and if they were exercised, additional stock would be issued which would dilute the value of the common stock.  To account for this dilutive effect, they adapted the traditional BSM model to include an adjustment to the stock price in the BSM calculation to account for the dilution.

Lauterback and Schultz performed a study in 19902 which tested the Noreen-Wolfson model against other valuation models and found that the other complex models may be superior in predicting the fair value of the options or warrants, however, the dilution adjusted Black-Scholes model was a reasonable economical alternative.

In 2002, Garvey and Milbourn 3 examined how stock prices react to the dilution that is caused when options are exercised. Their argument was that an efficient market incorporates the potential dilution from option exercise so the actual exercise should be a non-event with no stock price consequences. They found, however, that stock prices react negatively to dilution associated with option-exercise, which they believed was evidence that markets do not fully incorporate the option overhang.

In 2007, a study was performed which documented that although closed-option models have certain underlying limitations, the Noreen-Wolfson version of the BSM model was documented to have an accuracy factor within six percent of a lattice model. 4

References:

1E Noreen and M Wolfson, “Equilibrium warrant pricing model and accounting for executive stock options”, Journal of Accounting Research (1981)

2Lauterback, Beni and Paul Schultz, “Pricing Warrants: An Empirical Study of the Black-Scholes Model and Its Alternatives,” Journal of Finance, September 1990.

3 Garvey, G.T. and T.T. Milbourn, Do Stock Prices incorporate the Potential Dilution Effect of Employee Options?, Working Paper, SSRN, 2002

4 Glenn Davis, Dilution Levels Continue to Decline, Riskmetrics Group, May 2007

Note 8.  Stock Purchase Agreement

Comment:

9.
Please tell us and disclose in future filings, consistent with paragraph 480-10-50-1 of FASB ASC, the nature and terms of the warrants and the rights and obligations embodied in those instruments, including a discussion of the redemption provisions.  Your disclosure should include information about settlement alternatives, if any, in the contract and identify the entity that controls the settlement alternatives.  Please tell us and provide similar disclosure in future filings for your October 2009 agreements discussed in Note 9 of your November 30, 2009 Form 10-Q.

Response:

The nature and term of the warrants is outlined in our response to Comment 7, above.

According to the terms of certain warrant agreements, in a transaction involving the consolidation or merger of the Company, the holder may put the warrants to the Company for assets similar to those that the common holders in such transaction would receive. Accordingly, if the Company is acquired in an all cash transaction, the Company must pay the Holder cash equal to the value of the warrant as determined by the Black-Scholes option pricing formula.  Since our trading market price is an input into the Black Scholes option pricing model, future changes in the value of our common stock will affect the settlement amount; however the amount is not determinable unless the event occurs.

Since EITF D-98 places change of control events outside of management’s control, the settlement alternative is considered to be outside the Company’s control.

The warrants issued in the financing transactions are call options that include a written put since the holder may put the warrants to the Company for assets similar to those that the common holders in an all cash acquisition would receive. FASB ASC 480 provides that if a freestanding instrument is composed of a written call option and a written put option, the existence of the written call option does not affect the classification. As a result, a puttable warrant is a liability because it embodies an obligation indexed to an obligation to repurchase the issuer's shares and may require a transfer of assets. Accordingly, we concluded that the warrants require liability classification.

We have included disclosures in Note 9 of our Quarterly filing for the period ended February 28, 2010 related to the nature and terms of the warrants and their settlement provisions. We will continue to include these disclosures in future filings.

Comment:

10.	Further, please tell us how you considered the disclosures required by paragraph 480-10-50-2 of FASB ASC.

Response:

We have included disclosures in Note 9 of our Quarterly filing for the period ended February 28, 2010 to include additional disclosures related to the provisions of warrants recognized in accordance with Section 480-10-25.  We will continue to include these disclosures in future filings.

Financial instruments recognized under the guidance of ASC Section 480-10-25 include the following:

Date	Type	Indexed Shares	Term	Price

July 10 ,2008	Class A Warrants	4,285,715	5 years	$0.60
	Class B Warrants	2,857,143	5 years	$0.80

February 10, 2009	Investor Warrants	1,666,667	1 year	$0.60
	Investor Warrants	1,111,111	1 year	$0.85
	Agent Warrants	133,333	1 year	$0.60
	Agent Warrants	88,889	1 year	$0.85

October 2, 2009	Investor Warrants	1,875,000	1 year	$0.27
	Investor Warrants	1,250,000	1 year	$0.38

October 16, 2009	Investor Warrants	833,333	1 year	$0.60
	Investor Warrants	555,555	1 year	$0.85

The warrants are settleable for cash, contingent on the Company being acquired in a cash transaction.  If an all cash transaction occurs, the amount paid will be based upon the Black Scholes option pricing formula on the date of the transaction.  Since our trading market price is an input into the Black Scholes option pricing model, future changes in the value of our common stock will affect the amount that would be paid; however the amount is not determinable unless the event occurs.

We have included disclosures required by paragraph 480-10-50-2 of FASB ASC in Note 9 of our Quarterly filing for the period ended February 28, 2010.  We will continue to include these disclosures in future filings.

Comment:

11.
Please refer to the tabular disclosure on page F-29 pf your fair value measurements using significant unobservable inputs.  Please reconcile the beginning balance of the compound embedded derivative of $962,733 and the warrant derivative of $3,335,137 to your balance sheet on page F-3.  Please also reconcile the total gain of $1,851,504 to your statement of operations on page F-4.  Refer to paragraph 820-10-50-2C of FASB ASC.

Response:

The reconciliation included in the filing provided for derivative liabilities at fair value on a recurring basis using significant unobservable inputs (Level 3) for the quarter ended August 31, 2009. Therefore, the beginning balances provided in our tabular disclosure equals the fair value of the compound embedded derivative and warrant derivatives as of May 31, 2009 and the gain of $1,851,504 equals the change in fair value during the three months ended August 31, 2009. The following reflects our reconciliation of derivative liabilities at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended August 31, 2009:

	Fair Value Measurements Using
	Significant Unobservable Inputs
	(Level 3)
	Embedded Derivative Liability	Warrant Liability	Total
Beginning balance- August 31, 2008	$(1,933,002)	$(3,372,000)	$(5,305,002)

Total (gains) or losses included in earnings	940,100	1,036,187	1,976,287

Ending balance- November 30, 2008	(992,902)	(2,335,813)	(3,328,715)

Issuances:
Warrants issued in conjunction with February 10, 2009 common stock purchase agreement		(744,240)	(744,240)
Total (gains) or losses included in earnings	183,988	(14,010)	169,978

Ending balance- February 28, 2009	(808,914)	(3,094,063)	(3,902,977)

Total (gains) or losses included in earnings	(153,819)	(241,074)	(394,893)

Ending balance- May 31, 2009	(962,733)	(3,335,137)	(4,297,870)

Total (gains) or losses included in earnings	183,540	1,667,964	1,851,504

Ending balance – August 31, 2009	$(779,193)	$(1,667,173)	$(2,446,366)

(1) The total gains for the year less the day one derivative loss of $21,103 related to the February 10, 2009 financing equals our derivative (income) expense of $3,581,773.

Note 9.  Common Stock, page F-29.

(b) Stock-based compensation, page F-30

(i) Executive stock options, page F-30

Comment:

12.	Please tell us why you have classified the executive stock options as liabilities, citing the relevant terms of the options and the accounting literature you applied.

Response:

The Company has classified the executive stock options as liabilities relying on the guidance provided in ASC Topic 718-10-25 para 25-15 for the following reasons:

(1)	The executive may exercise the options with a cashless exercise;
(2)
The executive may elect, in the manner described below, in lieu of exercising his or her Option for all or a portion of the shares of Common Stock covered by such Option, to relinquish his or her Option for all or a portion of the such shares and to receive from the Company a payment equal in value to (x) the fair market value, as determined in accordance with Section 8(e), of a share of Common Stock on the date of such election, multiplied by the number of shares as to which the grantee shall have made such election, less (y) the exercise price for that number of shares of Common Stock for which the grantee shall have made such election under the terms of such Option; and

(3)
All options granted under the terms of the executive’s employment agreement shall become immediately exercisable as to 100% of the shares of Common Stock not otherwise vested upon any termination of employment or election by the executive to cease employment.

Controls and Procedures, page 25

Evaluation of Disclosure Controls and Procedures, page 25

Comment:

13.
We note your disclosure that your principal executive officer and principal financial officer concluded your disclosure controls and procedures are effective “in alerting them on a timely basis to material information relating to [y]our Company required to be included in [y]our reports filed or submitted under the Exchange Act.”  Please note that when you include language after the word “effective” it must be consistent with the language that appears in the definition of “disclosure controls and procedures” set for in Rule 13a-15(e) of the Exchange Act.  Please revise your disclosure in future filings to clarify whether your principal executive officer and principal financial officer concluded your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to management, including your principal executive officer and principal financial officer, as appropriate to allow timely decision regarding disclosure.  Otherwise, please remove the language that is currently included after the word effective in your disclosure in future filings.

Response

We have removed the language after the word effective in our Form 10-Q for the quarter ended February 28, 2010 filed on April 19, 2010 in response to this comment.

Management’s Report on Internal Control Over Financial Reporting, page 25

Comment:

14.
We note your disclosure that “management concluded that, as of August 31, 2009, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.”  Please note that when you include language after the word “effective” it must be consistent with the language that appears in the entire definition of “internal control over financial reporting” set forth in Rule 13a-15(f) of the Exchange Act.  Please revise your disclosure in future filings, or remove the language that is currently included after the word effective in your disclosure in future filings.

Response:

We have removed the language after the word effective in our Form 10-Q for the quarter ended February 28, 2010 filed on April 19, 2010 in response to this comment.

Changes in Internal Control Over Financial Reporting, page 25

Comment:

15.
We note your disclosure that there were “no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in [y]our internal controls over financial reporting that occurred during the quarter in ended August 31, 2009…”  To the extent that your disclosure was provided to address Item 308C of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected or is reasonable likely to materially affect, you internal control over financial reporting, please note that the need for disclosure is not limited to significant changes.  Please correct the disclosure in future filings, including any amendments, to address all changes or advise us.

Response:

In response to this comment, in our Form 10-Q for the quarter ended February 28, 2010 filed on April 19, 2010 we have removed the word “significant” to clarify that there were no changes in our internal controls over financial reporting that occurred during the quarter ended February 28, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Form 10-Q for the Quarterly Period Ended November 30, 2009

Financial Statements, page 2

Note 8.  Senior Secured Convertible Note Financing, page F19

Comment:

16.	Please tell us how you determined the volatility percentage of 200.13% used in the valuation of your compound embedded derivative as of November 30, 2009.

Response:

We calculated the volatility of our common stock for input into the Monte Carlo Simulation model by computing the historical volatility of our common stock using weekly price observations.  The application of the Monte Carlo Simulation technique contemplates multiple inputs corresponding to estimated redemption intervals which allow the technique to simulate outcomes along specific paths. The effective volatility of 200.13% which we disclosed in our 10Q is an output derived from the Monte Carlo Simulation model which represents the average volatility over the multiple paths calculated by the model when computing the fair value of the compound embedded derivative.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and,
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

We trust the above is satisfactory and appreciate your consideration in this matter.  Should you have any questions or require further clarification please do not hesitate to contact the undersigned or Ms. Jacqueline Danforth, in our accounting department at 403 693-8004.

Yours truly,

/s/Diane Glatfelter
Diane Glatfelter
Chief Financial Officer

cc:           file